UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. _____)*

Hanmi Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

410495105
(CUSIP Number)

Mr. Mu Hak You c/o GWI Enterprise Ltd., Kings Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas +55.11.3702.3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     [X]

(Continued on following pages)
_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 410495105	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSON GWI Enterprise Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) or 2(e).

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,708,167
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,708,167

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,708,167
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 410495105	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Fundo de Investimento em Acoes GWI Private Investimento no Exterior
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 310,539
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 310,539
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 410495105	13D	Page of 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS GWI Consultoria Participacoes e Servicos Ltda

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e). [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 310,539
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 310,539

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 410495105	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Mu Hak You
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e).
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,018,706
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,018,706
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,706
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 410495105	13D	Page 6 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

                   The name of the subject company is Hanmi Financial Corporation (“Issuer”), and the address of its principal executive office is 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010.  The class of securities to which this Statement relates is the common stock of the Issuer, par value $0.001 per share (“Common Stock”).

Item 2.	Identity and Background.

This Statement on Schedule 13D is filed with respect to 4,708,167 shares of the Common Stock held by GWI Enterprise Ltd. (“GWI” and such 4,708,167 shares, the “GWI Owned Shares”), and 310,539 shares of Common Stock held by Fundo de Investimento em Acoes GWI Private Investimento no Exterior (“GWI Private” and such 310,539 shares, the “GWI Private Owned Shares”).  The GWI Owned Shares and GWI Private Owned Shares are collectively referred to herein as the “Shares.” GWI Consultoria Participacoes e Servicios Ltda (“GWI Consultoria”) has investment and voting power with respect to the GWI Private Owned Shares.  Mr. Mu Hak You beneficially owns 100% of GWI, 99.99% of GWI Consultoria and 96.00% of GWI Private and serves as the Director of GWI Enterprise Ltd. and the Director of GWI Consultoria.  (GWI, GWI Private and GWI Consultoria are referred to herein collectively as the “GWI Entities.”)  The GWI Entities and Mr. Mu Hak You previously filed a Statement on Schedule 13G with respect to the ownership of shares of Common Stock of the Issuer.  The GWI Entities and Mr. Mu Hak You are filing this Statement on Schedule 13D because Mr. Mu Hak You and GWI may be deemed to have formed an intent to acquire control of the Issuer.

(a)-(c); (f) This Statement is filed by the GWI Entities and Mr. Mu Hak You, who may be deemed to control the GWI Entities.  Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the GWI Entities and (ii) the name and title of Mr. Mu Hak You and each executive officer and director of the GWI Entities, his or her citizenship, his or her present principal occupation or employment, his or her business address, and the name, principal business, and address of any corporation or other organization in which such employment is conducted.

(1) GWI

GWI is a corporation organized under the laws of The Commonwealth of The Bahamas.  The principal business of GWI is to invest in securities.  The address of the principal office of GWI is Kings Court, 1st Floor, Bay Street, P.O. Box N-3944, Nassau, Bahamas.  Mr. Mu Hak You and Mrs. Jong Sun Kim You are the Directors of GWI.  GWI has no other executive officers or directors.

(2) GWI Private

GWI Private is a fund organized under the laws of the Federative Republic of Brazil.  The principal business of GWI Private is to invest in securities. The address of the principal office of GWI Private is Av. Presidente Wilson, nº 231, 11º andar, Rio de Janeiro – RJ – Brasil, CEP 20030-905.  GWI Private does not have executive officers or directors.  The investment manager of GWI Private is GWI Consultoria.  The administrator of GWI Private is BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A. (“Administrator”) and serves as the legal representative of the GWI Private.

(3) GWI Consultoria

GWI Consultoria is a limited liability company organized under the laws of the Federative Republic of Brazil.  The principal business of GWI Consultoria is to serve as investment manager to certain investment funds, including GWI Private.  The principal office of GWI Consultoria is located at Av. Brigadeiro Faria Lima, 3.900 6° andar, CEP 04538-132 São Paulo – SP – Brazil.  Mr. Mu Hak You and Mrs. Jong Sun Kim You are the Directors of GWI Consultoria.  GWI Consultoria has no other executive officers or directors.

Name	Citizenship	Principal Occupation	Business Address
Mu Hak You	Republic of Korea	Director of GWI and GWI Consultoria	Kings Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas
Jong Sun Kim You	Federative Republic of Brazil	Director of GWI and GWI Consultoria	Kings Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas

(d);(e)  During the last five years, none of the GWI Entities or Mr. Mu Hak You, or, to their knowledge, any of the other directors or executive officers of the GWI Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          GWI and GWI Private expended an aggregate of approximately $6,190,881.76 of working capital and/or private funds to purchase the 5,018,706 shares of Common Stock.  To date, GWI and GWI Private have not directly borrowed any funds to finance their investments in shares of the Common Stock.  Although they do not currently intend to do so, Mr. Mu Hak You and/or the GWI Entities may seek to borrow funds to finance subsequent acquisitions of shares of Common Stock.

Item 4.	Purpose of Transaction.

          GWI and GWI Private initially acquired the shares of Common Stock of the Issuer for investment purposes.  Depending on market conditions and other factors, Mr. Mu Hak You and the GWI Entities may acquire additional shares of Common Stock as they deem  appropriate, whether in open market purchases, privately negotiated transactions or otherwise.  Mr. Mu Hak You and the GWI Entities reserve the right to dispose of some or all of their shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise, and to do so whether as a part of a plan to obtain control of the Issuer or to modify their intent with respect to the Issuer.

On January 28, 2010, GWI presented a letter (“Letter of Interest”) to Mr. Joseph K. Rho, the Chairman of the Board of Directors of the Issuer, informing Mr. Rho of GWI’s interest in exploring an acquisition of equity interests in the Issuer by GWI or one of its affiliates.  In the Letter of Interest, GWI proposes making an unspecified investment in the Issuer that would result in GWI holding a majority interest in the Issuer.  The Letter of Interest states, among other things, that any formal proposal would be subject to satisfactory completion of due diligence and the valuation of GWI’s proposed investment would be based on the book value of the Issuer adjusted for mark-to-market valuation based on a third-party review of the Issuer’s loan portfolio.  The Letter of Interest requests an opportunity to discuss the proposed transaction with the Issuer and its advisors at the Issuer’s earliest convenience and urges the Issuer not to take any action that might preclude GWI from submitting a formal, competitive offer that could offer an alternative approach which could maximize shareholder value.
Except as set forth above, the GWI Entities and Mr. Mu Hak You have no intention to effect any of the transactions specified in Item 4 of Schedule 13D, and, to the knowledge of the GWI Entities and Mr. Mu Hak You, no other executive officer or director of any GWI Entity has any intention to effect any of the transactions specified in Item 4 of Schedule 13D.

CUSIP No. 410495105	13D	Page 7 of 11 Pages

Item 5.       Interest in Securities of the Issuer.

(a)    As of the close of business on January 28, 2010, each of the GWI Entities and Mr. Mu Hak You beneficially owns the aggregate number of shares of Common Stock set forth in the chart below, representing the percentage of the outstanding shares of Common Stock of the Issuer set forth in the chart below.  (The percentages used herein are calculated based upon the shares of Common Stock of the Issuer issued and outstanding as of October 31, 2009 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2009):

Name	Aggregate Number of Shares of Common Stock	Percentage of Common Stock
GWI	4,708,167	9.2%
GWI Private	310,539	0.6%
GWI Consultoria	310,539, which includes 310,539 shares directly owned by GWI Private.	0.6%
Mu Hak You	5,018,706, which includes (i) 4,708,167 shares directly owned by GWI and (ii) 310,539 shares directly owned by GWI Private.	9.8%

Mr. Mu Hak You and GWI Consultoria do not directly own any shares of the Issuer.  GWI Consultoria has investment and voting power with respect to the shares of Common Stock directly owned by GWI Private. Mr. Mu Hak You beneficially owns 100% of GWI, 99.99% of GWI Consultoria and 96.00% of GWI Private, and serves as a Director of GWI and a Director of GWI Consultoria.  GWI Consultoria may be deemed to beneficially own the shares of the Issuer owned by GWI Private.  Mr. Mu Hak You may be deemed to beneficially own the shares of the Issuer owned by GWI, GWI Consultoria and GWI Private.

(b)          As of the close of business on January 28, 2010, with respect to each of the GWI Entities and Mr. Mu Hak You, the number of shares of Common Stock as to which such person has: sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is set forth in the chart below.

Name	sole power to vote or direct the vote	shared power to vote or direct the vote	sole power to dispose or direct the disposition	shared power to dispose or direct the disposition
GWI	0	4,708,167	0	4,708,167
GWI Private	0	310,539	0	310,539
GWI Consultoria	0	310,539	0	310,539
Mu Hak You	0	5,018,706	0	5,018,706

(c)          Information concerning transactions in the shares of Common Stock effected by the GWI Entities or Mr. Mu Hak You during the last 60 days is set forth in the chart below.  All such transactions were effected in open market purchases.

Date	Name	Transaction	Amount of Shares	Price per Share ($)
11/30/2009	GWI	Buy	242,464	1.19
11/30/2009	GWI	Buy	135,329	1.17
12/04/2009	GWI	Buy	180,354	1.16
12/07/2009	GWI	Buy	54	1.14
12/14/2009	GWI	Buy	120,874	1.20
12/15/2009	GWI	Buy	862	1.19
12/16/2009	GWI	Buy	100,018	1.18
12/17/2009	GWI	Buy	99,687	1.18
12/21/2009	GWI	Buy	7,235	1.18
12/22/2009	GWI	Buy	36,277	1.18
12/23/2009	GWI	Buy	9,362	1.18
12/28/2009	GWI	Buy	11,467	1.20
12/29/2009	GWI	Buy	10,000	1.19
12/30/2009	GWI	Buy	10,000	1.19
12/31/2009	GWI	Buy	25,000	1.19
12/31/2009	GWI	Buy	40,419	1.18
01/04/2010	GWI	Buy	10.000	1.18
01/04/2010	GWI	Buy	3,000	1.18
01/05/2010	GWI	Buy	30,000	1.18
01/06/2010	GWI	Buy	28,254	1.18
01/06/2010	GWI	Sell	(28,254)	1.18
01/21/2010	GWI Private	Sell	(358,519)	2.65
01/21/2010	GWI Private	Buy	358,519	2.65
01/21/2010	GWI Private	Sell	(47,980)	2.61
01/21/2010	GWI	Sell	(358,519)	2.65
01/21/2010	GWI	Buy	358,519	2.65

d)          No person other than Mr. Mu Hak You or GWI is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the GWI Shares.  No person other than Mr. Mu Hak You, GWI Consultoria or GWI Private is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the GWI Private Shares.

(e)          Not applicable.

Except as described above, to the knowledge of the GWI Entities and Mr. Mu Hak You, no executive officer or director of any GWI Entity (other than Mr. Mu Hak You) beneficially owns any shares of Common Stock of the Issuer, has sole or shared power over the voting or disposition of any shares of the Common Stock of the Issuer, or has engaged in any transaction in any shares of the Common Stock of the Issuer during the sixty days immediately preceding the date hereof.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None of the GWI Entities or Mr. Mu Hak You or, to their knowledge, any other executive officer or director of the GWI Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

CUSIP No. 410495105	13D	Page 8 of 11 Pages

Item 7.	Materials to be Filed as Exhibits.

1.	Exhibit A – Letter, dated January 28, 2010, from GWI Enterprise Ltd. to Joseph K. Rho, Chairman of the Board of Directors of Hanmi Financial Corporation.

          2.    Exhibit B – Joint Filing Agreement.

CUSIP No. 410495105	13D	Page of 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2010

GWI ENTERPRISE LTD.
By: /s/ Mu Hak You
Name: Mu Hak You
Title: Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By: BNY Mellon Servicos Financeiros Distribuidora de Títulos e Valores Mobiliarios S.A., as Administrator

/s/ Márcio Ferrett
Name: Márcio Ferrett
Title: Procurador

By: /s/ Paulo André Silva de Oliveira
Name: Paulo André Silva de Oliveira
Title: Procurador

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By: /s/ Mu Hak You
Name: Mu Hak You
Title: Director

/s/ Mu Hak You
Mu Hak You

Exhibit A

January 28, 2010

Joseph K. Rho
Chairman of the Board of Directors
Hanmi Financial Corporation
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010

Dear Mr. Rho:

The purpose of this letter is to inform you of our interest in exploring an acquisition of equity interests in Hanmi Financial Corporation (“Hanmi”) by GWI Enterprise Ltd. (“GWI”) or one or more of its affiliates. We believe Hanmi’s core franchise represents a solid foundation to build a successful and profitable bank based upon a return to the straightforward community banking focus on which the bank was founded. We believe the proposal outlined below represents a unique opportunity for Hanmi’s shareholders and employees to maximize value and to position the bank to remain a leader in serving the needs of its community.

We are prepared to move forward in an expeditious manner. We have held preliminary meetings with state and federal regulatory bodies outlining our interests in pursuing a transaction with a California-based community bank and have engaged Dechert LLP as our legal advisor and FBR Capital Markets & Co. as our financial advisor to assist us on the transaction.

Key terms of our proposal are outlined below:

Investment:
Subject to due diligence, we would propose making an investment that would result in GWI holding a majority interest in Hanmi. We believe that we have sufficient available funds to complete the transaction in an expedited manner.

Valuation:	We would propose an investment in Hanmi at book value adjusted for mark-to-market valuation adjustments based on third party review of the loan portfolio.

Timing:
We are prepared to enter into a customary confidentiality agreement immediately to facilitate discussions with management and associated due diligence. We would anticipate delivering a formal proposal within three to four weeks of gaining such access.

Nonexclusivity:
We recognize that, consistent with your fiduciary duties, you have been and likely will continue to explore all alternatives for raising capital and preserving shareholder value. As such, we would not ask for an exclusivity period while we conduct our diligence.

We and our advisors would appreciate an opportunity to discuss such a potential transaction with you and your advisors at your earliest convenience and would ask that your counsel contact either David Harris or William Tuttle of Dechert LLP at 202.261.3300 and that your financial advisor contact Bob Brown of FBR Capital Markets & Co. at 949.724.4154. In the meantime, we urge you not to take any action that might preclude us from submitting a formal, competitive offer. We believe it is in your shareholders’ best interests to maximize the potential alternatives available to the Company that might prevent a regulatory seizure, and believe we can offer an alternative approach which could maximize shareholder value.

Sincerely yours,

GWI Enterprise Ltd.
By: /s/ Mu Hak You
Mu Hak You
Director

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) (the “Schedule 13D”) with respect to the shares of Common Stock of Hanmi Financial Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 5, 2010.

GWI ENTERPRISE LTD.
By: /s/ Mu Hak You
Name: Mu Hak You
Title: Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By: BNY Mellon Servicos Financeiros Distribuidora de Títulos e Valores Mobiliarios S.A., as Administrator

By: /s/ Márcio Ferrett
Name: Márcio Ferrett
Title: Procurador

By: /s/ Paulo André Silva de Oliveira
Name: Paulo André Silva de Oliveira
Title: Procurador

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By: /s/ Mu Hak You
Name: Mu Hak You
Title: Director

/s/ Mu Hak You
Mu Hak You